

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2008

By Facsimile and U.S. Mail

Mr. Dean W. Rowell
Chief Executive Officer
Standard Energy Corporation
447 Bearcat Drive
Salt Lake City, Utah 84115-2517

> **Re:** **Standard Energy Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed on June 28, 2007**
> **Response Letter Dated February 19, 2008**
> **File No. 000-9336**

Dear Mr. Rowell:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Jill Davis
        Branch Chief